UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Response to Inquiry Relating to Press Reports

Regarding the potential integration of Tongyang Life Insurance Co., Ltd. and ABL Life Insurance Co., Ltd., as well as the proposed incorporation of Tongyang Life Insurance Co., Ltd. as a wholly-owned subsidiary of Woori Financial Group Inc., we are currently reviewing such measures as part of our efforts to strengthen our competitiveness in the insurance sector, as previously disclosed through the Report of Foreign Private Issuer on Form 6-K furnished on March 17, 2026 under the title “Response to Inquiry Relating to Press Reports.” However, no definitive decisions have been made regarding such matter as of the date of this report.

Woori Financial Group Inc. plans to provide further disclosures regarding the above matters either upon the confirmation of specific details or within three months from the date of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: April 16, 2026	By:	/s/ Seong Min Kwak
(Signature)

	Name:	Seong Min Kwak
	Title:	Deputy President